SWN
Southwestern Energy®

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY PRESIDENT & CEO ELECTED TO
THE BOARD OF DIRECTORS

Houston, Texas – July 30, 2009...The Board of Directors of Southwestern Energy Company (NYSE: SWN) announced today that Steven L. Mueller, the company's President and Chief Executive Officer, was elected as a director of the company on July 28, 2009. Mr. Mueller was elected for a term expiring at the annual meeting of stockholders in 2010, at which time his continued service will be subject to stockholder approval.

"We are pleased to welcome Steve to our Board of Directors," said Harold M. Korell, Executive Chairman. "With his vast experience and knowledge of the oil and gas industry and as the leader of the company's day-to-day operations, Steve is an important addition to the Board."

With the election of Mr. Mueller, Southwestern Energy's Board of Directors has seven (7) members.

Southwestern Energy Company is an integrated company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                Executive Vice President   **Vice President, Investor Relations**
                and Chief Financial Officer   **(281) 618-4897**
                (281) 618-4803

